Exhibit 99.1

Sinovac Reports Unaudited Third Quarter 2012 Financial Results

– Conference call scheduled for Thursday, November 15, 2012 at 8:00 AM EST–

Beijing – November 15, 2012 – Sinovac Biotech Ltd. (NASDAQ: SVA), a leading provider of vaccines in China, announced today its unaudited financial results for the third quarter ended September 30, 2012.

Third Quarter 2012 Financial Highlights (year-over-year comparisons to third quarter 2011)

●	Hepatitis vaccines sales in private pay market rose 31.2%; total sales decreased 7.0% to $14.3 million.

●	Gross margin was 52.6%, compared to 56.8%.

●	Net loss attributable to common stockholders was $3.0 million, or $0.06 per basic and diluted share.

●	Cash and cash equivalents totaled $82.0 million as of September 30, 2012, compared to $104.3 million as of December 31, 2011.

Recent Business Highlights

●	Sales and Marketing

Both Bilive sales and Healive sales in the private pay market continued to exhibit solid year-over-year growth in the third quarter compared to the same period of 2011. In addition to the private pay market sales growth, Sinovac continues to execute its sales plan in the public market. In the past few months, the Company was awarded multiple provincial tender awards for both Healive and Anflu. Besides the tender awards in Gansu Province, Beijing, and Shanghai previously announced, in October, Sinovac was selected by Jiangsu Centers for Disease Control and Prevention (Jiangsu CDC) as one of the two vaccine manufacturers to supply inactivated hepatitis A vaccine for the EPI in Jiangsu province in 2013. In the third quarter, total sales were mainly impacted by the decrease of Healive revenue in the public market, and sales are expected to increase in the coming quarters after vaccine delivery.

●	Phase III Clinical Trial for EV71 Vaccine Candidate

The EV71 vaccine Phase III clinical trial is progressing on schedule. The hand, foot and mouth disease (HFMD) case surveillance is ongoing, and documentation collection, data input, data review, and quality control on the database are well underway and progressing on schedule.

●	Mumps Vaccine Progress

In the third quarter, Sinovac Biotech received Good Manufacturing Practices (GMP) certification from the China SFDA for the Company's dedicated mumps vaccine production plant at its Sinovac Dalian facility.

●	2012 Annual General Meeting

On August 22, 2012, Sinovac held its 2012 Annual General Meeting of shareholders. During the meeting, four proposals, including the 2012 Share Incentive Plan were approved, while a fifth, a proposal to amend the Company’s by-laws, was not approved.

Dr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, “During the third quarter 2012, our hepatitis vaccine business grew in the private pay market, while the Healive sales in the public market decreased compared to the same period of last year, impacting our total sales. In the coming quarters we expect sales of Healive in the public market will pick up, as we continue to improve our capabilities and expand our presence in that market.”

Dr. Yin continued, “We expect the commercialization of our EV71 vaccine to become our key future growth catalyst. Currently, the Phase III clinical trial of our EV71 vaccine is being executed smoothly and moving forward well on schedule. We remain in close communication with the relevant authorities and experts on the expected schedule for trial conclusion and data unblinding, and we will share that information when appropriate.”

Dr. Yin concluded, “Our cash position and credit line facilities with local commercial banks provide us with the resources to commercialize our EV71 vaccine being developed for HFMD.  We are in the position to drive the future growth of our business with a combination of commercialized vaccines and vaccine candidates.”

Financial Review for Third Quarter Ended September 30, 2012

An analysis of sales and gross profit is as follows:

In USD	2012Q3	% of Sales	2011Q3	% of Sales	Increase / - Decrease %

Hepatitis A – Healive	4,931,790	34.5%	5,595,358	36.4%	-11.9%

Hepatitis A&B – Bilive	5,548,237	38.9%	5,205,478	33.9%	6.6%

Hepatitis vaccines	10,480,027	73.4%	10,800,836	70.3%	-3.0%

Influenza vaccines	3,806,454	26.6%	4,560,961	29.7%	-16.5%

Animal vaccine	619	0.0%

Total sales	14,287,100	100%	15,361,797	100%	-7.0%

Cost of goods sold	6,770,712	47.4%	6,631,672	43.2%	2.1%

Gross profit	7,516,388	52.6%	8,730,125	56.8%	-13.9%

Total sales in the third quarter of 2012 decreased 7.0%, compared to $15.4 million in the same period of 2011.

The decrease in total third quarter 2012 sales were primarily due to decreased Healive sales to the public market and reduced Anflu sales that started later this year. This was partially offset by the increase of both Healive and Bilive sales in the private pay market. The Company ended the quarter with a net total sales decrease of $1.1 million, or 7.0%, compared to the same quarter of last year.

Core vaccines sales for the nine months period ended September 30, 2012, increased 6.0% to $29.6 million, compared to $28.0 million in the same period of 2011. Despite a 29.0% increase in Bilive sales, total sales decreased 17.0% to $29.6 million, compared to $35.7 million in the same period of last year. The decrease was mainly affected by non-core government stockpiling of the pandemic flu H5N1 vaccine sales of $7.7 million in the 2011 period, as there were no government stockpiling sales in the current fiscal year to date. Please refer to note 1 below for the sales analysis for the nine months period ended September 30, 2012.

Gross margin in third quarter of 2012 was 52.6%, compared to 56.8% in the same period of last year. The lower quarterly gross margin was mainly due to the increased provision for expired H1N1 inventory costs and overhead allocated to cost of goods sold arising from seasonal excess capacity. After deducting depreciation of land use rights, amortization of licenses and permits, the gross margin was 52.4% and 56.5% for the third quarter of 2012 and 2011, respectively.

Selling, general and administrative expenses as a percentage of third quarter 2012 sales were 54.9%, compared to 49.8% for the same quarter of the prior year. The increase in the year-over-year quarterly SG&A expenses was mainly due to the ongoing preparation costs for the GMP upgrade and the Changping site validation.

Research and development expenses for the third quarter were $3.8 million, a $1.4 million increase over the same period in 2011, mainly due to the ongoing EV71 clinical trial development.

The increase in depreciation of property, plant and equipment and amortization of licenses and permits for the third quarter of 2012 was mainly due to the assets at Changping site that were in use in the quarter.

As of September 30, 2012, cash and cash equivalents totaled $82.0 million, compared to $104.3 million as of December 31, 2011. The Company utilized $1.1 million and $6.5 million of its cash resources in the third quarter and nine months period, respectively, to contribute to its ongoing clinical trial for its proprietary EV71 vaccine. The Company intends to provide the trial with approximately an additional $3.4 million during the remaining quarter of the year and $1.5million in 2013. During the quarter and the first nine months period, $3.7 million and $8.7 million, respectively, were spent for the ongoing capital needs of the Changping site development, which were in part covered by the credit line arrangements already in place. Capital expenditure payments to complete the Changping site, which are in part covered by the credit line arrangements, are estimated up to $7.0 million in the remaining quarter of 2012 and $8.7 million in 2013. The cash position and credit line facilities with local commercial banks provide the Company with the resources to commercialize the EV71 vaccine being developed for HFMD.  The Company is in the position to drive the future growth of the business with a combination of commercialized vaccines and vaccine candidates.

Note 1

Sales Analysis for the Nine-month Period ended September 30, 2012

In USD	2012 1-9	% of sales	2011 1-9	% of sales	Increase / - Decrease %

Hepatitis A – Healive	10,104,218	34.1%	11,246,591	31.5%	-10.2%

Hepatitis A&B – Bilive	15,633,272	52.8%	12,116,369	33.9%	29.0%

Hepatitis vaccines	25,737,490	86.9%	23,362,960	65.4%	10.2%

Influenza vaccines	3,852,860	13.0%	4,588,828	12.9%	-16.0%

Animal vaccine	34,849	0.1%	-	-

Core vaccines	29,625,199	100%	27,951,788	78.3%	6.0%
H5N1	-	-	7,746,700	21.7%

Total sales	29,625,199	100%	35,698,488	100%	-17.0%

Cost of goods sold	10,401,918	35.1%	13,095,652	36.7%	-20.6%

Gross profit	19,223,281	64.9%	22,602,836	63.3%	-15.0%

Conference Call Details

The Company will host a conference call on Thursday, November 15, 2012 at 8:00 a.m. EST (November 15, 2012 at 9:00 p.m. China Standard Time) to review the Company's financial results and provide an update on recent corporate developments. To access the conference call, please dial 1-877-407-4018 (USA) or 1-201-689-8471 (International). A replay of the call will be available from 11 a.m. EST on November 15, 2012 to November 29, 2012 at midnight. To access the replay, please dial 1-877-870-5176 (USA) or 1-858-384-5517 (International) and reference the replay pin number 403079.

A live audio webcast of the call will also be available from the investors section on the corporate web site at www.sinovac.com. A webcast replay can be accessed on the corporate website beginning November 15, 2012, and the replay will remain available for 30 days.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases including hepatitis A and B, seasonal influenza, H5N1 pandemic influenza and mumps, as well as animal rabies vaccine. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, Panflu.1, and has manufactured it for the Chinese Central Government, pursuant to the government-stockpiling program. The company is also the only supplier of the H5N1 pandemic influenza vaccine to the government-stockpiling program. Sinovac is developing a number of new pipeline vaccines including vaccines for enterovirus 71 (against hand, foot, and mouth disease), of which the EV71 vaccine is currently in Phase III clinical trials, pneumococcal conjugate, pneumococcal polysaccharides, varicella and rubella. Sinovac sells its vaccines mainly in China and exports selected vaccines to Mongolia, Nepal, and the Philippines.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang/Chris Lee

Sinovac Biotech Ltd.

Tel: +86-10-8279-9871/9659

Fax: +86-10-6296-6910

Email: ir@sinovac.com

Investors:

Stephanie Carrington

The Ruth Group

Tel: +1-646-536-7017

Email: scarrington@theruthgroup.com

Media:

Tracy Lessor

The Ruth Group

Tel: +1-646-536-7006

Email: tlessor@theruthgroup.com

SINOVAC BIOTECH LTD.

Incorporated in Antigua and  Barbuda

Consolidated Balance Sheets

(Unaudited)

(Expressed in U.S. Dollars)

	September 30 2012		December 31 2011
ASSETS	$		$

Current assets
Cash and cash equivalents		81,962,420		104,286,695
Accounts receivable – net		25,316,304		17,834,407
Inventories		14,099,902		8,113,428
Prepaid expenses and deposits		905,437		1,804,555

Total current assets		122,284,063		132,039,085

Property, plant and equipment		82,994,261		75,627,881
Long-term inventories		2,227,196		5,248,237
Long-term prepaid expenses		311,079		408,656
Prepayments for acquisition of equipment		525,972		828,902
Deferred tax assets		351,627		419,114
Licenses and permits		1,261,820		1,336,254
Total assets		209,956,018		215,908,129

LIABILITIES AND EQUITY

Current liabilities
Loans payable		4,773,422		4,713,498
Accounts payable and accrued liabilities		27,529,207		29,522,495
Income tax payable		236,697		3,351,127
Deferred revenue		8,108,669		429,416
Dividends payable		-		795,106
Deferred government grants		101,992		1,830,566
Total current liabilities		40,749,987		40,642,208

Deferred government grants		2,761,758		2,277,428
Loans payable		24,670,318		17,321,327
Due to related party		3,201,375		-
Deferred revenue		4,194,246		10,369,695
Total long term liabilities		34,827,697		29,968,450

Total liabilities		75,577,684		70,610,658

Commitments and contingencies

EQUITY
Preferred stock		-		-
Authorized 50,000,000 shares at par value of $0.001 each
Issued and outstanding: nil
Common stock		55,024		54,774
Authorized: 100,000,000 shares at par value of $0.001 each
Issued and outstanding: 55,023,461 (2011 –54,773,961)
Additional paid-in capital		106,204,800		105,383,346
Accumulated other comprehensive income		10,899,102		9,978,325
Statutory surplus reserves		11,808,271		11,808,271
Retained earnings(accumulated deficit)		(6,867,075)		2,696,227
Total stockholders' equity		122,100,122		129,920,943

Non-controlling interests		12,278,212		15,376,528

Total equity		134,378,334		145,297,471

Total liabilities and equity		209,956,018		215,908,129

SINOVAC BIOTECH LTD.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

Three and Nine Months Ended September 30, 2012 and 2011

(Unaudited)

(Expressed in U.S. Dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2012	2011	2012	2011

Sales	$14,287,100	$15,361,797	$29,625,199	$35,698,488

Cost of sales - (exclusive of depreciation of land-use rights and amortization of licenses and permits of $35,800 (2011 - $47,394) for three months and $107,770 (2011 -$257,019) for nine months	6,770,712	6,631,672	10,401,918	13,095,652

Gross profit	7,516,388	8,730,125	19,223,281	22,602,836

Selling, general and administrative expenses	7,844,861	7,644,466	18,865,676	16,730,771

Research and development expenses - net of $nil (2011- $nil) for three months and $78,980(2011- $(215,431)) for nine months in government research grants	3,773,625	2,366,842	15,792,500	6,744,862
Depreciation of property, plant and equipment and amortization of licenses and permits	471,242	225,398	1,103,629	1,071,553
Provision for doubtful debts	97,067	1,226,456	97,067	1,226,456
Government grants recognized in income	(78,053)	(70,061)	(1,535,383)	(207,508)

Total operating expenses	12,108,742	11,393,101	34,323,489	25,566,134

Operating income (loss)	(4,592,354)	(2,662,976)	(15,100,208)	(2,963,298)

Interest income	464,512	333,797	1,561,039	841,766
Interest and financing expenses	302,846	(181,298)	(143,552)	(446,316)
Loss on disposal of equipment	(24,574)	(229,015)	(23,712)	(195,509)
Other income (Expenses)	(22,709)	135,033	109,142	157,414

Income (loss) before income taxes and non-controlling interests	(3,872,279)	(2,604,459)	(13,597,291)	(2,605,943)

Income tax recovery (expenses)	(5,958)	(271,230)	794,406	(2,056,723)

Consolidated net income (loss)	(3,878,237)	(2,875,689)	(12,802,885)	(4,662,666)

Less: income (loss) attributable to non-controlling interests	(849,619)	(733,453)	(3,239,583)	(1,049,116)

Net income (loss) attributable to stockholders	(3,028,618)	(2,142,236)	(9,563,302)	(3,613,550)
Net income (loss)	(3,878,237)	(2,875,689)	(12,802,885)	(4,662,666)

Other comprehensive income (loss)
Foreign currency translation adjustment	890,063	838,029	1,062,045	2,850,339
Total comprehensive income (loss)	(2,988,174)	(2,037,660)	(11,740,840)	(1,812,327)
Less: comprehensive income (loss) attributable to non-controlling interests	(744,732)	(619,032)	(3,098,315)	(622,407)
Comprehensive income(loss) attributable to stockholders	(2,243,442)	(1,418,628)	(8,642,525)	(1,189,920)
Basic and diluted earnings (loss) per share	-0.06	-0.04	-0.17	-0.07
Weighted average number of shares of common stock outstanding
- Basic	55,023,070	54,674,182	54,881,874	54,504,318
- Diluted	55,023,070	54,674,182	54,881,874	54,504,318

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

Three and Nine Months Ended September 30, 2012 and 2011

(Unaudited)

(Expressed in U.S. Dollars)

	Three Months ended September 30		Nine Months ended September 30
	2012	2011	2012	2011
Cash flows from (used in) operating activities
Net income(loss) for the period	$(3,878,237)	$(2,875,689)	$(12,802,885)	$(4,662,666)
Adjustments to reconcile net income (loss) to net cash from	-	-	-	-
(used by) operating activities:	-	-	-	-
- deferred income taxes	5,958	285,838	72,287	2,056,723
- write-off of equipment and loss (gain) on disposal	24,574	229,015	23,712	195,509
FA Impairment provision	(21,106)		(17,784)
- unrealized foreign exchange gain	-	-	(43,880)	-
- stock-based compensation	134,138	63,759	388,104	164,392
- inventory provision	776,838	1,298,347	1,365,628	1,298,347
-provision for doubtful debt	97,067	1,226,456	97,067	1,226,456
- depreciation of property, plant and equipment, and amortization of licenses and permits	1,161,592	1,020,131	3,719,795	3,612,185
- research and development expenditures qualifying for government grant			(78,980)	(215,431)
- deferred government grant recognized in income	(68,712)	(70,061)	(1,446,925)	(207,508)
- accretion expenses	48,560	86,221	185,349	290,630
- accounts receivable	(6,631,251)	(4,648,768)	(7,302,483)	(271,247)
- inventories	1,287,997	820,897	(4,140,923)	(1,806,090)
- income tax payable	(375)	(17,984)	(3,124,852)	(523,917)
- prepaid expenses and deposits	560,264	88,351	1,048,642	(423,439)
- deferred revenue and advances from customers	1,456,127	1,812,241	1,356,605	(1,505,409)
- accounts payable and accrued liabilities	(1,213,161)	2,315,631	(3,735,436)	(1,870,927)
Net cash provided by (used in) operating activities	(6,259,727)	1,634,385	(24,436,959)	(2,642,392)

Cash flows from (used in) financing activities
- Loan proceeds	1,288,549	2,111,150	7,298,056	3,992,522
- Loan repayment	-	-	-	(1,383,338)
- Proceeds from issuance of common stock	5,760	197,852	399,200	734,400
- Repayment from non-controlling shareholder of Sinovac Beijing	-	-	-	3,397,522
- Subscriptions received	32,000	2,880	34,400	11,360
- Dividends paid to non-controlling shareholder of sinovac Beijing	-	-	(799,376)	(5,862,676)
- Loan from non-controlling shareholder of Sinovac Dalian		-	3,178,164	-
- Government grant received	-	-	240,580	7,636
Net cash provided by (used in) financing activities	1,326,309	2,311,882	10,351,024	897,426

Cash flows used in investing activities
- Proceeds from disposal of equipment	-	117,292	-	117,292
- Proceeds from redemption of short-term investments	-	-	-	1,547,030
- Purchase of short-term investments	-	(9,845,966)	-	(32,277,897)
- Acquisition of property, plant and equipment	(4,322,153)	(2,945,723)	(10,941,774)	(8,643,864)
Net cash used in investing activities	(4,322,153)	(12,674,397)	(10,941,774)	(39,257,439)

Exchange effect on cash and cash equivalents	1,777,618	(163,169)	2,703,434	812,896
Increase (decrease) in cash and cash equivalents	(7,477,953)	(8,891,299)	(22,324,275)	(40,189,509)

Cash and cash equivalents, beginning of period	89,440,373	70,287,280	104,286,695	101,585,490

Cash and cash equivalents, end of period	81,962,420	61,395,981	81,962,420	61,395,981

Cash paid for interest	493,244	167,883	1,375,203	809,303
Cash paid for income taxes	-		866,693	520,514

Supplemental schedule of non-cash activities:
Acquisition of property, plant and equipment included in accounts payable and accrued liabilities	8,183,093	8,021,881	8,183,093	8,021,881